UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

EXPLANATORY NOTE
Semantix, Inc. (the “Company”) is amending its report on Form 6-K furnished to the Securities and Exchange Commission on May 8, 2023 (the “Original 6-K”) in order to restate and replace the unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022 (the “Interim Financial Statements”) furnished as Exhibit 99.2 to the Original 6-K.
The Interim Financial Statements are being restated to reflect the following changes:
•the inclusion of 79,099,587 ordinary shares as the number of outstanding shares as of March 31, 2023, as set forth in Note 11(a) “Equity – Share capital and additional paid in capital”;
•a revision to the number of ordinary shares held in treasury as of March 31, 2023 (from 746,822 ordinary shares to 1,392,474 ordinary shares), as set forth in Note 11(b) “Equity – Capital reserve and stock repurchase plan”;
•as a result of the above, a recalculation of (i) the basic and diluted loss per share for the three-month periods ended March 31, 2023 and 2022 (from R$0.69 and R$0.64 to R$0.60 and R$0.71, respectively) in the statement of profit or loss and (ii) the weighted average number of outstanding ordinary shares in the three-month period ended March 31, 2023 (from 69,005 thousand ordinary shares to 79,949 thousand ordinary shares) as set forth in Note 18 “Losses per share”; and
•certain exclusions of previously disclosed information in Note 11(b) “Equity – Capital reserve and stock repurchase plan” related to the Company’s outstanding and repurchased ordinary shares, which the Company concludes is not relevant to be disclosed in the present period, namely: (i) the total amount in U.S. dollars paid for repurchased ordinary shares according to its previously disclosed stock repurchase plan, (ii) the average price paid for such repurchased ordinary shares and (iii) the price range paid for such repurchased ordinary shares.
None of the above changes have any impact on the Company’s balance sheet, statement of changes in equity, statement of profit or loss, statement of comprehensive income or loss (except for the basic and diluted losses per share disclosed therein) and statements of cash flows. The restatement is more fully described in Note 2.7 to the Interim Financial Statements furnished as Exhibit 99.1 to this Form 6-K/A. In addition to the changes described above, the Interim Financial Statements are being revised to correct certain clerical errors.
The restated Interim Financial Statements are furnished with this Form 6-K/A as Exhibit 99.1. The Exhibit 99.2 furnished in the Original 6-K is superseded by the information furnished in this Form 6-K/A and related financial information contained in the Original 6-K should no longer be relied upon.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Semantix, Inc. – Unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2023

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board and Chief Executive Officer